South American Gold Corp.
3645 E. Main Street, Suite 119
Richmond, IN 47374
Tel: (765) 356-9726

April 10, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549
Attn: Tia L. Jenkins

Re:         South American Gold Corp.
Form 10-K for the Year Ended June 30, 2011
Filed October 17, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 17, 2012
File No. 000-52156

Dear Ms. Jenkins:

On behalf of South American Gold Corp. (the “Company”), we submit the following responses to the comments received from the United States Securities and Exchange Commission (the “Commission”) in a letter dated March 9, 2012 regarding the Company’s Form 10K filed for the Year Ended June 30, 2011, and the Company’s Form 10Q for the Fiscal Quarter ended December 31, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2011

Cover Page

1.
We note that you have indicated on your form cover page and on page 17 of your Risk Factors that you are no longer a shell company.  Given that your material assets as of June 30, 2011 consisted only of cash and cash equivalents, and a deposit, please provide us with your analysis detailing how you concluded that you are not a shell under Exchange Act Rule 12b-2 or revise your cover page and risk factor disclosure, including your Forms 10-Q.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

The Company does not believe it is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. Rule 12b-2 sets forth a two-part test to determine whether a registrant is a shell company. Specifically, Rule 12b-2 defines “shell company” as a registrant that as (1) no or nominal operations; and (2) either: (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (v) assets consisting of any amount of cash and cash equivalents and nominal other assets.  In adopting the definition of shell company in SEC Release No. 33-8587, the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is “nominal” is based on the facts and circumstances of each individualized case.

While the Company’s assets as reflected on the balance sheet as of June 30, 2011 may have consisted of cash and cash equivalents and a deposit, the Company by this time had developed  a business plan to operate as a mineral exploration and development company and was actively engaged in executing such business plan.

In furtherance of its operations as a mineral exploration and development company, the Company entered into a Stock Purchase Agreement in February 2011, which was amended in April 2011, that provided for its acquisition of twenty-five percent of the outstanding capital stock of Kata Enterprises Inc., a corporation organized under the laws of the Republic of Panama (“Kata”),  and also included an option to acquire the remaining seventy-five percent of Kata’s outstanding capital stock.  At the time of this transaction Kata did not posses any mining concessions, but as of such date an indirect subsidiary of Kata held rights to acquire any mining concession contracts awarded on the basis of a certain mining concession application that was filed with the Colombian government.  In 2011, the Company’s operations were substantially devoted  to exploration activities on the property located in the Nariño province of Colombia that was the subject of the aforementioned mining concession application.  The deposit reflected on the Company’s balance sheet as of June 30, 2011 was an advance to be applied toward the Company’s indirect ownership interest of these mining rights in Colombia.

During the year ended June 30, 2011, the Company expended $481,730 in exploration expenses.  These exploration expenses were for work that included geologic mapping and sampling, geologic analysis, review of available historical data, work with administrative and regulatory matters pertaining to properties and concession applications located in the Nariño province of Colombia for which the Company had advanced a deposit to be applied toward acquisition such rights.  The mapping and surface sampling activity was conducted by the Company at several locations with a view toward establishing drill targets, trenching locations and soil sediment analysis as part of building an exploration program.

From May through July 2011, the Company retained SGS Peru to conduct preliminary channel sampling within the subject area at El Chitan 1 and 2 mines and the Narvaez mine and surface outcrops in accessible areas with (fire) assays. This work was conducted according to quality control procedures and supervised by Mr. Rene von Boeck, the Company’s Vice President of Exploration.  In February 2011, the Company retained Mr. von Boeck to serve as its Vice President of Exploration and his responsibilities include the supervision of all exploration activity as field work undertaking by the Company.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

Also in February 2011, the Company retained Mr. Francis Xavier Reinhold Delzer to serve as its Vice President of Operations.  Mr. Delzer’s responsibilities include oversight of all operating activities including working with the CEO on evaluating plans, budgets and potential new acquisitions and for all mine engineering analysis and supervision of internal and external personnel in the implementation of operating activities.

The Company has used, and continues to use, outside consultants with extension expertise in the mining industry to assist the Company.  The Company’s CEO has prior experience as a director and executive officer with companies engaged in mineral exploration and development.  The Company CEO and CFO devote substantial time and effort to the Company’s operations.  The CEO is consistently as part of his duties undertaking extensive due diligence for the purpose of seeking out mineral property interests which, in the opinion of the Company’s management, offer attractive mineral exploration opportunities.  In 2011, Company personnel attended mining conferences in 2011 in both Canada and Colombia for the purpose of developing opportunities for the Company.  For the year ended June 30, 2011, the Company incurred management fees of $102,325 and professional fees for consulting services of $115,603.

In the second quarter of fiscal 2012, the Company expanded its geographical area of interest to our focus on North America.  The Company determined that it was in its best interest to abandon its plan to acquire an interest in certain mining and mineral rights underlying a prospective mining concession contact located in the Nariño province of Colombia.  These efforts resulted in the Company entering  into a Mining Lease and Agreement to lease nine unpatented mining claims situated in Yavapai County, Arizona and purchasing one unpatented mining claim situated in Yavapai County and staking five unpatented mining claims in the western Nevada during the quarter ending December 31, 2011.  The Company’s current operations are focused on the exploration and development of these mining claims in Yavapai County, Arizona and in western Nevada.  These activities are in addition to its ongoing evaluation of prospective properties for acquisition and exploration, oversight and implementation of exploration activities and associated administrative tasks.

Based on the facts and circumstances set forth above, the Company has concluded that its operations are beyond the no or nominal operations threshold outlined in Rule 12b-2 and is not presently, nor was of June 30, 2011, a shell company.

4. Business Acquisition, page F-10

2.
You disclose here and on page six that on February 25, 2011 you purchased a 25% equity interest in Kata Enterprises, Inc. (“Kata”) for $550,000; and that at the transaction date Kata did not possess any mining concessions, was an entity with nominal operations and was recently incorporated.  Please confirm our understanding that you accounted for this transaction as a business combination under ASC 805 and, if so, please provide us with a detailed analysis to support your conclusion that you obtained “control” over Kata with your purchase of a 25% equity interest in Kata.  You may refer to ASC 805-10-25-5 and ASC 805-10-55-2 for additional guidance on the requirement that an acquirer must obtain control of the acquiree for a business combination to occur, and ASC 810-10-15-8 for the conditions for a controlling financial interest.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

In response to this comment, the Company confirms that it purchased a 25% equity interest in Kata for $550,000 and accounted for this transaction as a business combination under ASC 805.  The Stock Purchase Agreement under which the Company acquired its 25% equity interest in Kata was filed in Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 2, 2011 and was amended by Amendment No. 1 to the Stock Purchase Agreement which was filed as Exhibit 10.2 to Company’s Current Report on Form 8-K filed on April 29, 2011.  Section 2.3(b) of the Stock Purchase Agreement conferred upon the Company the power to appoint all of the executive officer and directors of Kata and its subsidiaries.  Notwithstanding the Company’s acquisition of only a 25% equity interest in Kata, the Company concluded that it obtained “control” over Kata as a result of its ability to appoint all of the executive officers and directors of Kata and its subsidiary entities.

3.	To the extent that you continue to believe that your February 25, 2011 purchase of a 25% equity interest in Kata represents a business combination under ASC 805, please advise us of the following:

●
Revise your purchase price allocation to identify the amounts recognized for each major class of assets acquired and liabilities assumed, including amounts recognized for deposits and goodwill. Also revise to provide all applicable disclosures required by ASC 805, including those in ASC 805-10-50, 805-20-50 and 805-30-50.

In response to this comment, the Company notes that it included tabular presentation of the purchase price allocation for each major class of assets acquired and liabilities assumed on page F-11 of the Notes to the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended June 30, 2011.  The amount of $1,280,913 that did not qualify for separate recognition is goodwill.  The line item description for “Goodwill” was erroneously omitted from the tabular disclosure, but the Company believes that this amount is identifiable as goodwill from the context and subsequent disclosure in Note 5 on page F-12.

●
Explain to us how you determined that the mineral property interests represented an identifiable asset at the acquisition date, and how you arrived at the $499,846 assigned to the mineral property interests when considering that Kata’s March 31, 2011 financial statements filed in Exhibit 99.2 to your July 11, 2011 Form 8-K do not include any mineral property interests.  Refer to ASC 805-20-25-1.

In response to this comment, the Company reviewed its description of the assets purchased and  confirms, consistent with Kata’s March 31, 2011 financial statements filed in Exhibit 99.1 to the Company’s July 11, 2011 Form 8-K, that as of such date the assets of Kata did not include any mineral property interests.  The Company acknowledges that a more accurate description of this particular class of assets to avoid confusion would be “Deposit” as such assets relate to a deposit that was being held in an escrow account and that was to be applied toward any mining concession contracts awarded on the basis of a certain mining concession application that was filed and pending with the Colombian government. The Company respectfully requests that the Commission permit it to clarify the description of this asset on a prospective basis in the Company’s Form 10-Q for the period ended March 31, 2012.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

●
Explain to us how you determined the $1,237,500 assigned to the non- controlling interest at the acquisition date, and tell us how you considered the requirements of ASC 805-20-50-1(e)(2).  Also explain to us how you arrived at the net loss attributable to South American Gold Corp. of $3,625,956 and the net loss attributable to non-controlling interest of $245,532 for the fiscal year ended June 30, 2011

In response to this comment, the Company has set forth below the basis for its determination of the $1,237,500 assigned to the non-controlling interest at the acquisition date:

Total Consideration paid for the 25% Interest	$550,000
FMV of Kata Enterprises, Inc. based on consideration paid (550,000/25%)	$2,200,000

Fair value of Non-Controlling Interest (2,220,000*75%)	$1,650,000
Lack of marketability discount - 25% (1,650,000*25%)	$412,500
Discounted Value of NCI (1,650,000-412,500)	$1,237,500

The Company’s net loss of $3,625,956 was arrived at after offsetting the net loss attributable to non-controlling interest, which is more fully described below.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

For clarification, an organizational chart has been provided below to illustrate the ownership structure of the various entities which figured into the determination of the net loss attributable to non-controlling interest:

The Company has set forth below the basis for its determination of the net loss attributable to non-controlling interest of $245,532 for the fiscal year ended June 30, 2011.

Minera Nariño Net Income (Loss) for the year ended 06/30/2011 (a)	$344,068.30
Net Income (Loss) Attributable to Non-Controlling Interest (15% x a) = (c)	$51,610.24

Kata Enterprises SAS Net Income (Loss) for the year ended 06/30/2011 (b)	$258,563.24
Net Income (Loss) Attributable to Non-Controlling Interest (75% x b) = (d)	$193,921.68

Net Loss Attributable to Non-Controlling Interest (c+d)	$245,531.93

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

4.
We note on page F-11 that the Company follows ASC 810-10 and fully consolidates the assets, liabilities, revenues and expenses of Kata.  In view of your 25% equity ownership interest in Kata acquired on February 25, 2011, please provide us with a detailed analysis to support your conclusion that you have a controlling financial interest in Kata and should consolidate Kata under ASC 810-10.  Also cite the specific consolidation guidance that you are relying on to support your conclusion, as applicable.

Set forth in the Company’s response to comment 2 above is the basis for which the Company believes it has acquired a controlling financial interest in Kata.  In addition, the Company also relied on the guidance to support this conclusion in ASC 810-10-15-8 which states, “the power to control may also exist with a lesser percentage of ownership, for example, by contract lease, agreement with other stockholders, or by court decree.”

5. Goodwill, page F-11

5.
We note on page F-11 you recorded goodwill of approximately $1.28 million in connection with your February 25, 2011 acquisition of Kata and that you subsequently wrote off this goodwill at the beginning of your fourth quarter, which began on April 1, 2011.  Please describe to us the qualitative factors that made up the goodwill recognized in the Kata acquisition, and explain to us that facts and circumstances that resulted in the full impairment of this goodwill less than two months later.  Refer to ASC 805-30-50-1(a) and ASC 350-20-50-2(a), respectively.

In response to this comment, the Company discloses on a supplemental basis that the recording of approximately $1.28 million in Goodwill related to intangible assets that did not qualify for separate recognition or was not attributable to any other class of assets.  In regards to the impairment, the Company determined it should assess the Goodwill for impairment as of June 30, 2011.  In connection with this evaluation, the Company determined that the absence of any projected cash flows resulting from its acquisition of an equity interest in Kata was a circumstance that should appropriately result in the full impairment of this goodwill.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

4. Business Acquisition, page F-8

6.
We note on page F-9 that the Company acquired the remaining 75% ownership of Kata on November 19, 2011 through the payment of $10,000, and that this step acquisition resulted in a gain on bargain purchase of $814,283. Please describe to us in sufficient detail the reasons why the transaction resulted in a gain, and tell us how you considered the disclosure requirements of ASC 805-30-50-1(f)(2). Also provide us with your detailed analysis of all the required reassessments before recognizing a gain on a bargain purchase.  Refer to ASC 805-30-25-4 for the required reassessments.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

The reason why the step acquisition resulted in a gain is that the Company was required to remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss in earnings (per ASC 805-10-25-9).

As part of this process, the Company reviewed its procedures to measure the identifiable assets acquired and liabilities assumed, the non-controlling interest in the acquiree, its previously held equity interest in the acquiree, and the consideration transferred.

Because the assets and liabilities of Kata all had short-term maturities, their fair values approximated book value. Therefore, as the Company reviewed its procedures to measure the items above, on November 19, 2011, the calculation of the gain became the remainder, after adjusting for the following:

(i)	the net assets of Kata ($221,201);
(ii)	the remaining noncontrolling interest in Kata ($603,082); and
(iii)	the cash paid ($10,000). This calculated to a gain of $814,283.

7.
We note the deposit of $532,140 as of June 30, 2011 (page F-1) and that this represented approximately 81% of your total assets as of that date.  We further note the deposit returned of $360,442 for the six months ended December 31, 2011 (page F-3) and that deposits have been reduced to zero as of December 31, 2011 (page F-1).  Please explain to us what the deposits as of June 30, 2011 represented, why this account has been reduced to zero as of December 31, 2011 and why the deposit return is recorded as an operating cash inflow in your December 31, 2011 consolidated statement of cash flows.

In response to this comment, the Company discloses on a supplemental basis that the deposit related to funds being held in an escrow account that was to be applied toward any mining concession contracts awarded on the basis of a certain mining concession application that was filed and pending with the Colombian government.  The amount of the deposits was reduced to zero because the escrow account was closed after the Company abandoned its plan to acquire an interest in any prospective mining concession contact to be awarded by the Colombian government.  Following the termination of the escrow agreement, these funds, after offsetting certain expenses, were returned to Kata Enterprises SAS.  On the basis of the foregoing, the Company recorded the return of these funds as an operating activity cash inflow.  After reconsideration of the deposit return as shown on the December 31, 2011 Consolidated Statement of Cash Flows, the Company believes that the deposit return is more appropriately a cash contribution to cash flow from investing activities.  The Company respectfully requests that the Commission permit it to reclassify the deposit return as an investing activity on a prospective basis in the Consolidated Statement of Cash Flows to be provided in the Company’s Form 10-Q for the period ended March 31, 2012.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Tia L. Jenkins
April 10, 2012

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (765) 356-9726.

Sincerely,

SOUTH AMERICAN GOLD CORP.

/s/  Raymond DeMotte
      Raymond DeMotte
      Chief Executive Officer